FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES

First Q3 Profit Since 2001
YTD Positive Cash Flow from Operations: $3,624,000

Vancouver, Canada, January 7, 2010, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for the third quarter of its 2009 fiscal year, which ended November 30, 2009. All financial amounts stated in Canadian dollars.

In Q3 the Company generated net income of $66,000 ($0.00 per share) versus a net loss of ($536,000) ($0.03 per share) during Q3 of last year. The Company also recorded non-cash income taxes of $91,000 in this most recent quarter such that net income before income taxes was $158,000. SG&A expenses were reduced 34% from the same period last year and are now at a relatively stable and sustainable level. This is the first profit generated by the Company in its seasonally slow third quarter since 2001.

Gross profit margin for the quarter was a strong 44.3%, up from 31.1% in the same period of fiscal 2008. Those increases in gross margin percentage result most notably from a dramatic decrease in the Company’s input costs combined with an enhanced product mix and overall gains from improved business practices and efficiencies.

Gross revenue for the quarter was $4,668,000, down from $7,170,000 in Q3 of last year, a decrease of 34.9% . This past quarter was the first one in which the Company no longer distributed its low margin legacy food products, instead concentrating on its core healthy branded beverages.

Discounts, rebates and slotting fees fell materially from $960,000 in Q3 of fiscal 2008 to $317,000 this past quarter. Although some slightly higher percentage of slotting fees may ultimately be desirable, management does not believe a return to past levels is either necessary or warranted. Positive cash flow from operating activities for the quarter was $781,000 compared to cash used in operating activities in the amount of ($799,000) in Q3 of fiscal 2008, an improvement of $1,580,000.

Net income for the first three quarters of the year was $1,078,000 versus a net loss of ($1,385,000) in the same period last year, a positive swing of $2,463,000. Year to date gross revenue was $17,191,000, down from $26,097,000 through Q3 of fiscal 2008; which decrease included the elimination of the Company’s food distribution business during this fiscal year.

Year to date positive cash flow from operating activities was $3,624,000 compared to cash used in operating activities in the amount of ($1,678,000) for the same period of fiscal 2008, an improvement of $5,302,000. Driven by these results the Company’s liquidity has increased dramatically since fiscal year end, with debt repayments of more than $2,400,000 and cash and available credit remaining at approximately $3,000,000.

During the quarter the Company invested $187,000 in buying back its own common shares under its previously announced share repurchase program. That program authorized purchases totaling $540,000 so that $353,000 remains available to be spent. All purchases were executed in the open market pursuant to NASDAQ and SEC regulations.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary healthy beverage brands such as TrueBlue®, LiteBlue®, PureBlue® and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS™) which involves the Company finding the best and most cost-effective route to market preferred by each customer. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™
 ©2010 Leading Brands, Inc.

This news release is available at www.LBIX.com

# # #

(tables follow )

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME
(LOSS) AND COMPREHENSIVE INCOME
(LOSS)
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	November 30	November 30,	November 30,	November 30,
	2009	2008	2009	2008

Gross sales	$4,667,926	$7,170,318	$17,190,906	$26,096,802
Less: Discounts, rebates and slotting fees	(317,223)	(960,395)	(1,318,223)	(3,578,185)
Net sales	4,350,703	6,209,923	15,872,683	22,518,617

Expenses (Income)
Cost of sales	2,422,084	4,277,545	8,855,876	15,138,709
Selling, general and administration expenses	1,541,051	2,320,545	4,612,774	7,995,342
Depreciation and amortization	182,191	191,105	545,089	565,497
Interest expense	53,465	111,926	179,290	369,762
Other income	(1,995)	(4,569)	(3,193)	(30,807)
Loss on contract settlements	-	308,281	-	308,281
Loss (gain) on sale of assets	-	(298,735)	8,515	(278,569)
Foreign exchange gain	(3,671)	-	(20,135)	-
	4,193,125	6,906,098	14,178,216	24,068,215

Net income (loss) before taxes	157,578	(696,175)	1,694,467	(1,549,598)

Income tax (expense) recovery	(91,290)	160,406	(616,250)	164,345

Net income (loss)	66,288	(535,769)	1,078,217	(1,385,253)

Foreign exchange translation adjustment	-	(39,460)	-	(32,278)

Comprehensive income (loss)	$66,288	$(575,229)	$1,078,217	$(1,417,531)

Income (loss) per share – basic and diluted	$0.00	$(0.03)	$0.05	$(0.07)

Weighted average number of shares
outstanding – basic and diluted	19,958,124	19,958,124	19,958,124	19,958,124